Exhibit 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In Thousands, Except Per Share Amounts)
	THREE MONTHS ENDED
	MARCH 31,
	2001	2000
INCOME:
Net income	$4,061	$2,358

SHARES:
Weighted average common shares outstanding	7,878	7,898

BASIC INCOME PER SHARE:
Net income per share	$.52	$.30

DILUTED EARNINGS PER SHARE (A)
USE OF PROCEEDS:
Assumed exercise of options	$6,242	$1,435
Tax benefit from assumed exercise of options	850	414
Repurchase of treasury stock at the average market
price per share of $13.29 and $10.48, respectively	(7,092)	(1,849)
Assumed balance to be invested	$-	$-

SHARES:
Weighted average shares outstanding	7,878	7,898
Shares assumed issued for options	658	253
Treasury stock assumed purchased	(534)	(176)
Adjusted average shares outstanding	8,002	7,975

DILUTED INCOME PER SHARE:
Net income per share	$.51	$.30

(A) Warrants were not assumed to be exercised as the effect would have been anti-dilutive.